Abacus Life, Inc.
2101 Park Center Drive, Suite 200
Orlando, Florida 32835
January 31, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Aisha Adegbuyi

Re:	Abacus Life, Inc.
Registration Statement on Form S-3
File No. 333-284325
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Abacus Life, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on February 4, 2025, or as soon as practicable thereafter.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, White & Case LLP, by calling Michelle Rutta at (212) 819-7864 or, in her absence, Patti Marks at (212) 819-7019.
Thank you for your assistance in this matter.

Very truly yours,

ABACUS LIFE, INC.

By:	/s/ Jay J. Jackson
Jay J. Jackson
President and Chief Executive Officer

cc:	William H. McCauley, Abacus Life, Inc.
Chris Romaine, Abacus Life, Inc.
Michelle Rutta, White & Case LLP
Patti Marks, White & Case LLP